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                                                                  Exhibit (a)(9)

                      FORM OF MEMORANDUM TO OPTIONHOLDERS
                     VIA ELECTRONIC MAIL DATED MAY 10, 2001

Stock Option Exchange Plan

To:    Aspect Employees
From:  Beatriz Infante

I wanted to follow up my earlier announcement with a few more details on the Aspect Stock Option Exchange Plan, a special program that allows Aspect employees to exchange existing stock options for options with prices at market value approximately six months later. The exchange is a reflection of Aspect's historic commitment to providing employees with the opportunity to take part in the company's success through stock option plans.

While stock options, by their nature, contain elements of risk, market conditions have created a situation where many employees hold options with exercise prices considerably higher than the current price of Aspect stock. Aspect has devoted careful study to creating a way for employees to exchange those "underwater" options for options with greater potential as Aspect executes on its business plan.

The program is complicated, involving government agencies and Aspect investors, as well as our employees. We're still finalizing the details of the program, but we have decided on the major points of the plan. Aspect employees will be able to cancel stock option grants in exchange for the promise of new stock option grants, for an equal number of options, approximately six months later.

Vesting on the new grants will match vesting on the old grants, and vesting will continue on the same schedule as before. Vesting will not occur between the cancellation date and the reissue date. New options will be priced at the Nasdaq closing sale price of Aspect common stock on the day of issuance, which is anticipated to be mid-December 2001.

The program is voluntary. Employees can decide which, if any, of their option grants they would like to exchange. Accounting guidelines require that if an employee chooses to take part in the program, any grants issued in the six months prior to the cancellation date must be included in the exchange if those grants have a lower price than those being canceled. In addition, employees who take part in the exchange will not be eligible to receive new option grants for six months after canceling their options.

You should receive detailed information on the Option Exchange plan later this month. U.S. employees will receive the information packet at home. International employees will receive the information at the office. Remote international employees will receive the packet at home. In addition, every employee will receive an e-mail containing a Personnel Option Status report,

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which will provide the details of your previously issued options. You can also check the status of your options by going to www.optionslink.com.
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Please read the information carefully. The plan is complex, and there are many factors to consider when making this decision. You can go to AspectNet for more details. In addition, representatives of the Finance and HR teams will be holding meetings at Aspect sites to explain the program and answer questions in late May and early June. We have also set up a special hotline, 820-2840 or
(408)325-2840, that employees can call with questions as well as an email box -- OptionExchange@aspect.com -- where you can send your questions.
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This is not an offer. At the time Aspect Communications commences its offer, it will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. The Tender Offer Statement (including an Offer to Exchange, a related Letter of Transmittal and other documents) willcontain important information which should be read carefully before any decision is made with respect to any offer. The Offer to Exchange, the related Letter of Transmittal and certain other offer documents will bemade available to all holders of eligible Aspect options at no expense to them.

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